Exhibit 99.1

News Release

FOR IMMEDIATE RELEASE

Suncor Energy releases annual sustainability and climate reports

Calgary, Alberta (July 18, 2023) – Suncor (TSX: SU) (NYSE: SU) released its 2023 Report on Sustainability and its 2023 Climate Report today. The reports highlight how the company is working to achieve strong environmental, social and governance (ESG) performance and the company’s actions on sustainable energy development. This year’s Report on Sustainability marks the company’s 28th year of sustainability reporting, a testament to Suncor’s commitment to sustainability and transparent reporting.

“There is an increasing focus on these reports, particularly from our financial partners. They want to know about our performance, our ambition and our plans for a low-carbon future,” said Rich Kruger, President and Chief Executive Officer. “Since joining Suncor, my focus has been to drive performance improvement across all aspects of our business. A strong, high performing base business enables superior returns to shareholders and ensures a strong balance sheet to fund continued investments in decarbonization, reclamation, biodiversity, people and communities.”

The Report on Sustainability and the Climate Report are both available as downloadable PDFs:

Download the 2023 Report on Sustainability

Download the 2023 Climate Report

For an overview of Suncor’s sustainability efforts and to read the reports, visit suncor.com/sustainabilityreporting

Legal Advisory – Forward-Looking Information

This news release as well as Suncor’s 2023 Report on Sustainability and Climate Report, to which links are provided for in this news release, contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) and other information based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made. Forward-looking statements in this news release include references to: Suncor’s commitment to invest 10% of capital in emissions reduction and low-carbon energy, its net zero by 2050 objective, the Pathways Alliance’s proposed carbon storage hub, and the company’s objective to reduce greenhouse gas emissions by 10 megatonnes by 2030 across our value chain. Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s 2023 Report on Sustainability and Climate Report as well as Annual Information Form, Annual Report to Shareholders and Form 40-F, each dated March 6, 2023, Suncor’s Report to Shareholders for the First Quarter of 2023 dated May 8, 2023, and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3; by email request to invest@suncor.com; by calling 1-800-558-9071; or by referring to suncor.com/FinancialReports or to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

Suncor Energy is Canada's leading integrated energy company. Suncor’s operations include oil sands development, production and upgrading; offshore oil and gas; petroleum refining in Canada and the U.S.; and the company’s Petro-Canada retail and wholesale distribution networks (including Canada’s Electric Highway™, a coast-to-coast network of fast-charging electric vehicle stations). Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investment in power, renewable fuels and hydrogen. Suncor also conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor has been recognized for its performance and transparent reporting on the Dow Jones Sustainability index, FTSE4Good and CDP. Suncor’s common shares (symbol: SU) are listed on the Toronto Stock Exchange and the New York Stock Exchange.

For more information about Suncor, visit our web site at suncor.com or follow us on Twitter @Suncor

Media inquiries:

833-296-4570
media@suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com